October 17, 2018

Compañía de Minas Buenaventura S.A.A.

Form 20-F for Fiscal Year Ended December 31, 2017, filed April 30, 2018

File No. 001-14370

Mr. John Coleman

Division of Corporation Finance

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Dear Mr. Coleman:

We note the receipt by Compañía de Minas Buenaventura S.A.A. (the “Company”), a sociedad anónima abierta (open stock company) under the laws of the Republic of Peru (“Peru”), of the comment letter (the “Comment Letter”) dated October 11, 2018 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F (the “Form 20-F”). On behalf of the Company, we hereby provide the response set forth below to the comments in the Comment Letter.

B. Business Overview

Exploration Projects in Non-Operating Areas, Page 56

1. We note your disclosure of resources for your Trapiche exploration stage property. Only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to paragraph (5) of the Instructions to Item 102 of Regulation S-K. Please revise to remove your resources.

The Company acknowledges the Staff's comment regarding the sentence “the resources of leachable material is 290 million tons with an average grade of 0.51 percent copper” and proposes to remove this disclosure in future filings of Form 20-F.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about any of the Company’s responses or need further information, please contact the undersigned at 212-530-5602, Trevor K. Truman at +44-20-7615-3186 or Stephanie Keats at 212-530-5128.

Sincerely,

/s/ Marcelo Mottesi

Marcelo Mottesi

cc:	Securities and Exchange Commission:
Pam Howell

Compañía de Minas Buenaventura S.A.A.:
Leandro García
Gulnara LaRosa
Rodrigo Echecopar